
March 9, 2022

Caren Currier
CEO, President, Secretary, Treasurer, Director
KAT EXPLORATION, INC.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: KAT EXPLORATION, INC.**
> **Amendment No. 3 to**
> **Registration Statement on Form 10**
> **Filed February 9, 2022**
> **File No. 000-56352**

Dear Ms. Currier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction